Exhibit 1.1

March 16, 2020

Announcement no. 6

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, INTO ANY JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

Information to U.S. shareholders

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

BioPorto A/S has initiated a rights issue with pre-emptive rights for its existing shareholders

BioPorto A/S (“BioPorto” or the “Company”) today announces that its board of directors (the “Board of Directors”) has resolved to initiate a rights issue (the “Offering”) with pre-emptive subscription rights (the “Pre-Emptive Rights”) for the Company’s existing shareholders (the “Existing Shareholders”) allowing for subscription of up to 24,992,054 new shares with a nominal value of DKK 1 each (the “New Shares”) at a subscription price of DKK 1.60 per share (the “Subscription Price”).

As the Offering of New Shares represent, over the preceding 12 months, less than 20 % of the BioPorto shares admitted to trading on Nasdaq Copenhagen A/S (“Nasdaq Copenhagen”) and the potential proceeds from the offering does not exceed EUR 8 million, no prospectus will be published in connection with the Offering.

The key terms of the Offerings (as further detailed below) are as follows:

-	BioPorto has decided to increase its share capital and thereby offer up to 24,992,054 new shares with a nominal value of DKK 1 each.

-	If the Offering is fully subscribed, the gross proceeds for the Company will be
DKK 39,987,286.40 and net proceeds for the Company (gross proceeds less estimated related costs for the Company) will be approximately DKK 37,500,000.

-	The Offering is subject to at least 18,014,313 New Shares being subscribed for. Subscription of the minimum 18,014,313 shares would result in gross proceeds for the Company of approximately DKK 28,822,900 and estimated net proceeds for the Company (gross proceeds less estimated related costs for the Company) of DKK 27,000,000.

-	The Company has received binding commitments for subscription of 7,824,598 of New Shares and further guarantees for subscription of 10,189,715 New Shares, corresponding to a total of 18,014,313 of New Shares (approx. 72 % of the Offering) and gross proceeds of DKK 28,822,900.

-	Each holder of existing shares in BioPorto (the “Existing Shares”) registered as such with VP Securities A/S (“VP Securities”) on 20 March 2020 at 17:59 CET will be allocated one (1) Pre-Emptive Right for each Existing Share held. Seven (7) Pre-Emptive rights allow for subscription of one (1) New Share against payment of the Subscription Price.

BioPorto A/S • Tuborg Havnevej 15, st. • DK-2900 Hellerup • P: +45 45 29 00 00 • F: +45 45 29 00 01 • bioporto.com

-	The subscription period for the new shares starts on 23 March 2020 at 9:00 CET and ends on 3 April 2020 at 17:00 CEST. (the “Subscription Period”).

-	Any Pre-Emptive Rights that are not exercised during the Subscription Period will lapse. Holders of lapsed Pre-Emptive Rights will not be entitled to any compensation.

-	New Shares which have not been subscribed for by Existing Shareholders during the Subscription Period (“Remaining Shares”) may, without compensation to the holders of unexercised Pre-Emptive Rights, be subscribed for by other Existing Shareholders or qualified investors who have given investment undertakings before the end of the Subscription Period.

-	Shareholder meetings will be held as conference calls on March 23, 2020 at 15:30 CET and March 24, 2020 at 15:30 CET.

Reasons for the Offering and use of proceeds

BioPorto decided in November 2019 to supplement its U.S. application for regulatory clearance of The NGAL Test, which is intended to be used in conjunction with clinical evaluation as an aid in the risk assessment of the development of moderate to severe acute kidney injury (AKI) (Stage 2/3 AKI) in patients under the age of 22, with additional data and aims to submit a revised application to the U.S. Food and Drug Administration (the “FDA”) in second quarter of 2020.

The design of the revised protocol for the studies as well as the collection of data and finalization of the application will be the single most important task for 2020 for BioPorto. The revised application will most likely be a De Novo application, and BioPorto expects to submit an application for final clearance by the FDA in late-2020, assuming a successful process.

Proceeds from the Offering, together with the cash position at year-end 2019, fuel BioPorto’s strategic execution focused on submitting applications to the FDA for potential clearance of the NGAL Test in 2020 and fund the ongoing business development efforts to increase awareness of the NGAL platform, especially in the U.S.

Reference is made to the Company’s annual report for 2019 announced on 11 March 2020 for a description of the Company’s current position.

If the Offering is fully subscribed, the proceeds from the Offering, together with the cash position at year-end 2019, is expected to cover BioPorto’s financing requirements through 31 September 2020, following which additional financing will be required. If BioPorto does not complete the Offering or if the Offering is not fully subscribed, and/or if BioPorto performs below budget, the Board of Directors and Management will be required to take additional and earlier mitigating actions to seek to improve its financing position, including potentially by seeking additional financing.

Shareholder meetings

BioPorto will host two separate shareholder meetings regarding the Offering, which are expected to take place as conference calls on:

1.	March 23, 2020 at 15:30 CET

2.	March 24, 2020 at 15:30 CET.

Further details will be announced via the shareholder portal accessible at www.bioporto.com, where shareholders may also sign up for the conference calls.

BioPorto A/S • Tuborg Havnevej 15, st. • DK-2900 Hellerup • P: +45 45 29 00 00 • F: +45 45 29 00 01 • bioporto.com

Terms and conditions of the Offering

Subscription ratio and allocation of Pre-Emptive Rights

Existing Shareholders registered as such with VP Securities on 20 March 2020 at 17:59 CET will be granted free of charge one (1) Pre-Emptive Right for each Existing Share held. Existing Shares will on and after 19 March 2020 be traded exclusive of Pre-Emptive rights (provided that the Existing Shares are traded with customary two-day/T+2 settlement).

The Pre-Emptive Rights will be delivered to the Existing Shareholders’ accounts with VP Securities in book-entry form. The Pre-Emptive Rights will be admitted to trading and official listing on Nasdaq Copenhagen and can be traded in the period from 19 March 2020 at 9:00 CET and until 1 April 2020 at 17:00 CEST (the “Rights Trading Period”). An application to this effect has been submitted to and approved by Nasdaq Copenhagen.

The Offering is being made at a ratio of 1:7, meaning that Existing Shareholders will be granted one (1) Pre-Emptive Right and that seven (7) Pre-Emptive Rights are required to subscribe for one (1) New Share at the Subscription Price of DKK 1.60 per share.

The New Shares

The Board of Directors have today resolved to increase BioPorto’s share capital by exercising its authorization under Article 16a of BioPorto’s articles of association to the New Shares with pre-emptive rights for Existing Shareholders. The New Shares will, once duly registered with the Danish Business Authority, rank parri passu and carry the same rights as the Existing Shares.

The New Shares will be issued under a temporary ISIN code DK following receipt by the Company of the Subscription Price. During the period that the New Shares are registered under the temporary ISIN code, they will not be admitted to trading. The temporary ISIN code will be merged with the permanent ISIN code for BioPorto shares (DK0011048619) as soon as possible after registration of the capital increase with the Danish Business Authority (expectedly no later than 17 April 2020). Following the merging of the ISIN codes, the New Shares are expected to be admitted to trading and official listing on Nasdaq Copenhagen under the Company’s permanent ISIN code (DK0011048619).

The New Shares will have the same rights as the Existing Shares. The rights of the New Shares, among these the right to receive dividend, apply as from the time the subscription for the New Shares have been accepted by the Company and that the New Shares have been registered with the Danish Business Authority.

BioPorto’s share capital today amounts DKK 174,944,375 divided into 174,944,375 shares of nominally DKK 1 each. If the Offering results in subscription of 18,014,313 New Shares (the minimum amount), BioPorto’s share capital will be increased by 18,014,313 and will amount to DKK 192,958,688 divided into 192,958,688 shares of nominally DKK 1 each. If the Offering is fully subscribed, BioPorto’s share capital will be increased by DKK 24,992,054, and the resulting share capital will be DKK 199,936,429 divided into 199,936,429 shares of nominally DKK 1 each.

Subscription period

The Subscription Period for the new shares will run from 23 March 2020 at 9:00 CET to 3 April 2020 at 17:00 CEST.

Once a holder of Pre-Emptive Rights has exercised the Pre-Emptive Rights by subscribing for New Shares, such subscription cannot be withdrawn or modified by the holder.

Completion and withdrawal of the Offering

Completion of the Offering is conditional upon the Offering not being withdrawn. While the Board of Directors expects the Offering to be completed, the Board of Directors may suspend or withdraw the Offering at any time before the capital increase resulting from the subscription of the New Shares have been registered with the Danish Business Authority.

BioPorto A/S • Tuborg Havnevej 15, st. • DK-2900 Hellerup • P: +45 45 29 00 00 • F: +45 45 29 00 01 • bioporto.com

In case the Offering is not completed:

-	Any Pre-Emptive Rights not exercised during the Subscription Period will lapse, and holders of Pre-Emptive Rights will not be entitled to compensation.

-	Any exercise of Pre-Emptive Rights that has taken place will be cancelled automatically. The subscription amount for New Shares will be refunded to the last registered owner of the New Shares as at the date of the withdrawal of the Offering (less any transaction costs).

-	Any investors who have acquired New Shares will receive a refund of the subscription amount for such New Shares (less any transactions costs, such as bank fees). Consequently, such investors will incur a loss corresponding to the difference between the purchase price of such New Shares and the subscription amount and any related transaction costs.

-	Trades of Pre-Emptive Rights executed during the Rights Trading Period will not be affected, and any investors having acquired such Pre-Emptive Rights will incur a loss corresponding to the purchase price of such Pre-Emptive Rights and any relating transaction costs.

Minimum and maximum subscription amount

Holders of Pre-Emptive Rights may subscribe for a minimum of 1 New Share (requiring exercise of seven (7) Pre-Emptive Rights and payment of the Subscription Price) in connection with the Offering. Holders of Pre-Emptive Rights may subscribe for as many New Shares as their holding of Pre-Emptive Rights allows.

Any Remaining Shares may be subscribed for by Existing Shareholders or qualified investors who have undertaken to subscribe for Remaining Shares before expiry of the Subscription Period.

Subscription for Remaining Shares shall take place on a separate subscription form which may be obtained by contacting the Company. The completed subscription forms for Remaining Shares are to be submitted to the Company and payment of corresponding subscription amounts must be paid in accordance with the instructions set out in the subscription form, no later than 14 April 2020.

No compensation will be paid to holders of unexercised Pre-Emptive Rights. In case such Remaining New Shares are oversubscribed, any Remaining New Shares will be allocated according to the Board of Directors discretion.

Payment for and delivery of New Shares

Holders of Pre-Emptive Rights must, upon exercise of such Pre-Emptive Rights, pay DKK 1.60 per New Share subscribed for to the Company (free and clear of any deductions, fees, charges, etc.). Payment must be made in DKK on the date of subscription and in no event later than 3 April 2020 at 17:00 CEST. New Shares will be delivered to the relevant investors’ accounts with VP Securities in a temporary ISIN code.

Procedure for the exercise of trading in Pre-Emptive Rights

The Pre-Emptive Rights will be admitted to trading and official listing on Nasdaq Copenhagen under ISIN code DK0061278942.The Pre-Emptive Rights can be traded on Nasdaq Copenhagen from 19 March 2020 at 9:00 CET.

Holders of Pre-Emptive Rights wishing to subscribe for New Shares is required to do so through their own custodian institution or other financial intermediary in accordance with the procedures of such institution or intermediary.

Commitments from existing shareholders

The Company has received binding commitments from existing shareholders to subscribe for a total of 7,824,598 New Shares on the basis of Pre-Emptive Rights. Further, the Company has received guarantee undertakings from certain qualified investors to subscribe for 10,189,715 New Shares. These pre-commitments in aggregate correspond to 18,014,313 New Shares or approx. 72% of the Offering and 28,882,900 in gross proceeds. One of the guarantee commitments in the amount of DKK 10,000,000, will be reduced on a DKK-to-DKK basis by subscription amounts received for New Shares in excess of DKK 28,822,900.

BioPorto A/S • Tuborg Havnevej 15, st. • DK-2900 Hellerup • P: +45 45 29 00 00 • F: +45 45 29 00 01 • bioporto.com

Expected timetable of principal events

Date	Description
March 16, 2020	Resolution by the Board of Directors to exercise its authorization to increase the share capital and initiate the Offering
March 18, 2020	Last day of trading of Existing Shares incl. Pre-Emptive Rights
March 19, 2020	First day of trading of Existing Shares excl. Pre-Emptive Rights
March 19, 2020	Start of Rights Trading Period
March 20, 2020	Allocation of Pre-Emptive Rights in VP Securities
March 23, 2020	Start of Subscription Period for New Shares
April 1, 2020	End of Rights Trading Period
April 3, 2020	End of Subscription Period for New Shares
April 8, 2020	Allocation of any Remaining Shares
April 14, 2020	Deadline for payment of subscription amounts for Remaining Shares
April 14, 2020	Publication of results of the Offering
April 14, 2020	Registration of the capital increase resulting from the New Shares with the Danish Business Authority and issuance of the New Shares through VP Securities (under temporary ISIN code)
April 14, 2020	Completion of the Offering
April 16, 2020	First day of trading on Nasdaq Copenhagen of the New Shares under the existing ISIN code
April 17, 2020	Merger of the temporary ISIN code for the New Shares and the existing ISIN code for the Existing Shares in VP Securities.

The above timetable may be subject to changes. Any such changes will be announced through Nasdaq Copenhagen.

For further information, please contact:

Peter Mørch Eriksen, CEO

Ole Larsen, CFO

Telephone +45 4529 0000, e-mail: investor@bioporto.com

About BioPorto

BioPorto is an in vitro diagnostics company that provides tests and antibodies to clinicians and researchers around the world. We use our antibody and assay expertise to transform novel research tools into clinically actionable biomarkers that can make a difference in patients’ lives. BioPorto is headquartered in Hellerup, Denmark and is listed on the NASDAQ Copenhagen stock exchange [CPH:BIOPOR].

Legal disclaimer

The information contained herein is not for publication or distribution, directly or indirectly, in or into the United States, Canada, South Africa, Australia or Japan. This announcement and the information it contains is not a prospectus and does not constitute an offer of securities for sale nor a solicitation of any offer to buy any securities issued by BioPorto A/S in the United States or any other jurisdiction where such offer, solicitation or sale would be unlawful. This announcement and the information contained herein are not for distribution or release, directly or indirectly, in or into such jurisdictions.

Forward-looking statements

This announcement contains certain forward-looking statements, including with respect to the U.S. regulatory approvals process of BioPorto’s NGAL Test, the consummation of the securities offering described herein, the terms thereof and the use of proceeds therefrom. Although BioPorto believes that its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond BioPorto’s control. Forward-looking statements are subject to inherent risks and uncertainties beyond BioPorto’s control that could cause BioPorto’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. Except as required by law, BioPorto assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

BioPorto A/S • Tuborg Havnevej 15, st. • DK-2900 Hellerup • P: +45 45 29 00 00 • F: +45 45 29 00 01 • bioporto.com